EXHIBIT 99.3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
Brigus Gold Corp.

We have audited the accompanying consolidated financial statements of Brigus Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and comprehensive (loss) income, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brigus Gold Corp. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Without qualifying our opinion, we draw your attention to Note 2 in the consolidated financial statements which indicates that the Company incurred a net loss of $67.0 million during the year ended December 31, 2010 and, as of that date, the Company’s current liabilities exceeded its total current assets by $16.4 million.  These conditions, along with other matters as set forth in Note 2, indicate the existence of material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
March 31, 2011
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
Brigus Gold Corp.

We have audited the internal control over financial reporting of Brigus Gold Corp. and subsidiaries (the “Company”) as of December 31, 2010, based on, the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Linear Gold Corp. (“Linear”), which was acquired on June 25, 2010.  Linear constitutes approximately 65%  of net assets, 25%  of total assets, Nil of revenues, and 3% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2010.  Accordingly, our audit did not include the internal control over financial reporting at Linear.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 31, 2011 expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph referring to existence of conditions and events that may cast significant doubt about the Company’s ability to continue as a going concern.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
March 31, 2011
Vancouver, Canada

BRIGUS GOLD CORP.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(In thousands of
	U.S. Dollars)
ASSETS
CURRENT
Cash	$6,425	$–
Restricted cash (Note 5)	16,379	6,731
Accounts receivable and other	3,379	1,690
Prepaids	828	394
Derivative instruments (Note 6)	–	1,961
Inventories (Note 7)	9,927	8,189
Investments (Note 8)	3,440	–
Total current assets	40,378	18,965
Derivative instruments (Note 6)	–	4,844
Inventories, long-term (Note 7)	3,552	–
Investments, long-term (Note 8)	1,036	1,036
Property, plant and equipment (Note 9)	198,423	116,171
Investment in Montana Tunnels joint venture (Note 14)	–	3,440
Restricted certificates of deposit (Note 5)	18,028	14,805
TOTAL ASSETS	$261,417	$159,261
LIABILITIES
CURRENT
Bank indebtedness	$–	$328
Accounts payable	15,752	6,789
Accrued liabilities	5,334	2,129
Derivative instruments (Note 6)	–	12,571
Current portion of deferred revenue (Note 10)	6,180	–
Current portion of long-term debt (Note 11)	29,525	34,860
Total current liabilities	56,791	56,677
Accrued long-term liabilities	1,991	483
Derivative instruments (Note 6)	–	31,654
Deferred revenue (Note 10)	50,120	–
Long-term debt (Note 11)	15,879	48,909
Equity-linked financial instruments (Note 4(t))	42,742	27,318
Accrued site closure costs (Note 12)	5,307	5,345
Future income tax liability (Note 18)	12,756	1,304
TOTAL LIABILITIES	185,586	171,690

Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Common stock - Nil par value, unlimited shares authorized; 182,424,828 shares issued and outstanding (2009 – 66,050,232) (Note 13)	349,725	202,769
Additional paid-in capital	53,821	45,555
Accumulated deficit	(327,715)	(260,753)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)	75,831	(12,429)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$261,417	$159,261

Continuing Operations (Note 2)
APPROVED ON BEHALF OF THE BOARD

/s/ Wade K. Dawe
Wade K. Dawe, Director

/s/ David W. Peat
David W. Peat, Director

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,
	2010	2009	2008
	(U.S. dollars and shares in thousands, except per share amounts)
Revenue from sale of gold	$85,935	$47,008	$–
Operating expenses
Direct operating costs	41,265	26,126	–
Depreciation and amortization	13,672	6,978	100
Accretion expense – accrued site closure costs	646	369	–
General and administrative expenses	12,647	4,875	3,696
Impairment on exploration property (Note 15)	2,414	–	–
Exploration and business development	7,503	1,960	5,517
	78,147	40,308	9,313
Operating income (loss)	7,788	6,700	(9,313)
Other income (expenses)
Interest income	283	195	238
Interest expense (Note 17)	(11,470)	(8,045)	(4,868)
Debt transaction costs (Note 11(a)(iii))	–	(1,249)	(190)
Loss on modification of debentures (Note 11(b))	(513)	(1,969)	–
Linear acquisition costs	(3,338)	–	–
Fair value change on equity-linked financial instruments (Note 4(t))	(7,958)	(10,720)	–
(Loss) gain on derivative instruments	(51,811)	(43,775)	3,958
Foreign exchange (loss) gain and other	(774)	376	(1,329)
	(75,581)	(65,187)	(2,191)
Loss before income taxes and equity (loss) earnings in Montana Tunnels joint venture	(67,793)	(58,487)	(11,504)
Income taxes (Note 18)	1,532	73	2,380
Equity (loss) earnings in Montana Tunnels joint venture (Note 14)	(701)	(3,236)	10,326
Net (loss) income and comprehensive (loss) income	$(66,962)	$(61,650)	$1,202

Basic and diluted net (loss) income per share:	$(0.57)	$(1.00)	$0.02
Basic weighted-average number of shares outstanding	116,516	61,351	46,265
Diluted weighted-average number of shares outstanding (Note 19)	116,516	61,351	53,035

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

	Number of Shares	Common Stock	Note Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
	(U.S. dollars and shares in thousands)

Balance, December 31, 2007	39,062	$165,790	$2,292	$39,463	$(198,774)	$8,771

Shares issued for services (Note 13(c)(i))	162	351	–	–	–	351
Units issued for cash and related compensation warrants (Note 13(c)(ii))	10,202	14,885	–	3,247	–	18,132
Shares issued for cash and related compensation warrants (Note 13(c)(iii))	5,000	6,143	–	104	–	6,247
Warrants issued for services (Note 13(c)(iv))	–	–	–	2,907	–	2,907
Warrants exercised	818	1,463	(58)	(1)	–	1,404
Conversion of debentures	471	819	–	1,686	–	2,505
Stock-based compensation	–	–	–	835	–	835
Net income and comprehensive income	–	–	–	–	1,202	1,202
Balance, December 31, 2008	55,715	189,451	2,234	48,241	(197,572)	42,354

Cumulative effect of change in accounting principle (Note 4(t))	–	–	–	(6,939)	(1,531)	(8,470)
Shares issued for services (Note 13(b)(ii and iii))	1,293	1,553	–	–	–	1,553
Shares issued in settlement of interest (Note 11(b) and Note 13(b)(iii))	611	772	–	–	–	772
Warrants issued for services (Note 11(a) and Note 13(b)(ii and iii))	–	–	–	961	–	961
Warrants exercised (Note 13(b)(i))	1,903	1,416	–	–	–	1,416
Shares issued for cash and related compensation warrants (Note 13(b)(iv))	6,528	9,577	–	294	–	9,871
Expiration of note warrants	–	–	(2,234)	2,234	–	–
Stock-based compensation	–	–	–	764	–	764
Net loss and comprehensive loss	–	–	–	–	(61,650)	(61,650)
Balance, December 31, 2009	66,050	202,769	–	45,555	(260,753)	(12,429)

Shares issued for services (Note 13(a)(i and iii))	2,465	3,378	–	–	–	3,378
Warrants issued for services (Note 10(b) and Note 13(a)(iii))	–	–	–	149	–	149
Options exercised	569	554	–	–	–	554
Warrants exercised (Note 13(a)(ii))	2,209	2,221	–	–	–	2,221
Shares issued for cash (Notes 1 and 13(a)(iv))	15,625	24,497	–	–	–	24,497
Shares cancelled (Notes 1 and 13(a)(iv))	(15,625)	(24,497)	–	5,121	–	(19,376)
Shares and options issued for acquisition of Linear (Notes 1 and 13(a)(v))	60,523	75,049	–	1,844	–	76,893
Shares issued for cash and related compensation warrants (Note 13(a)(iv))	50,609	65,754	–	–	–	65,754
Stock-based compensation	–	–	–	1,152	–	1,152
Net loss and comprehensive loss	–	–	–	–	(66,962)	(66,962)
Balance, December 31, 2010	182,425	$349,725	$–	$53,821	$(327,715)	$75,831

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
	(In thousands of U.S. dollars)
Operating Activities
Net (loss) income for the year	$(66,962)	$(61,650)	$1,202
Items not affecting cash:
Depreciation and amortization	13,672	6,978	100
Amortization of deferred financing costs	351	87	160
Stock-based compensation	1,152	764	835
Shares and warrants issued for services and payment of interest	2,516	4,020	–
Accretion expense – accrued site closure costs	646	369	–
Accretion expense – amortization of debt discount	6,447	2,719	–
Accretion expense – convertible debentures	524	1,433	4,382
Interest paid on convertible debentures	(1,158)	(567)	(1,016)
Write-down of exploration property	2,264	–	–
Non-cash losses on derivative instruments	34,959	37,972	1,549
Net change in value of equity-linked financial instruments	7,958	10,720	–
Unrealized foreign exchange loss and other	1,026	(1,138)	1,283
Deferred income taxes	(1,532)	(73)	(2,380)
Net change in non-cash operating working capital items (Note 23)	2,202	(1,611)	(1,634)
Net payments on early settlement of derivative instruments	(72,379)	–	–
Deferred revenue from sale of gold stream	56,300	–	–
Equity investment in Montana Tunnels joint venture	589	3,236	(10,326)
Earnings distribution from Montana Tunnels joint venture	–	132	8,555
Net cash (used in) provided by operating activities	(11,425)	3,391	2,710

Investing Activities
Property, plant and equipment expenditures	(22,911)	(55,591)	(29,826)
Net cash acquired in the Linear acquisition via the issuance of common shares, warrants and options	15,426	–	–
Restricted cash and certificates of deposit, and other long-term assets	(12,324)	(2,395)	(12,054)
Net cash used in investing activities	(19,809)	(57,986)	(41,880)

Financing Activities
Proceeds on issuance of shares to Linear	24,497	–	–
Proceeds on issuance of other shares and warrants	69,551	10,739	26,263
Proceeds from exercise of warrants and options	2,775	1,416	1,404
Proceeds from debt	14,711	66,534	21,105
Repayments of debt	(73,578)	(23,643)	(9,694)
Net cash provided by financing activities	37,956	55,046	39,078

Effect of exchange rate changes on cash	(297)	(451)	(1,242)

Net increase (decrease) in cash	6,425	–	(1,334)
Cash, beginning of year	–	–	1,334
Cash, end of year	$6,425	$–	$–

Supplemental cash flow information
Interest paid	$5,743	$5,555	$1,504
Income taxes paid	$–	$35	$95

See Note 23 for additional supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Stated in U.S. dollars; tabular amounts in thousands except share and per share data)

1.	BUSINESS COMBINATION WITH LINEAR GOLD

On March 9, 2010, Brigus Gold Corp. (formerly Apollo Gold Corporation) (“Brigus” or the “Company”) and Linear Gold Corp. (“Linear”) entered into a binding letter of intent (as amended on March 18, 2010, the “Letter of Intent”) pursuant to which (i) the businesses of Brigus and Linear would be combined by way of a court-approved plan of arrangement (the “Arrangement”) pursuant to the provisions of the Business Corporations Act (Alberta) (“ABCA”) and (ii) Linear purchased 15,625,000 common shares of Brigus for gross proceeds of Cdn$25.0 million (the “Private Placement”) on March 19, 2010.  As part of the Arrangement, the Brigus common shares issued to Linear in this Private Placement were cancelled upon completion of the Arrangement.

On June 25, 2010, the Company completed the business combination of Brigus and Linear.  Brigus acquired all of the issued and outstanding Linear shares and Linear amalgamated with 1526753 Alberta ULC (the “Brigus Sub”).  Under the terms of the Arrangement, former shareholders of Linear received, after giving effect to a 4 for 1 common share consolidation described in Note 4, 1.37 Brigus common shares for each common share of Linear, subject to adjustment for fractional shares.  Outstanding options and warrants to acquire Linear shares have been converted into options and warrants to acquire Brigus common shares, adjusted in accordance with the same ratio.  The Company issued 60,523,014 common shares, 11,191,677 share purchase warrants and 3,448,746 stock options in connection with the completion of the Arrangement.

The Arrangement allowed the Company to reduce its debt related to the Black Fox project, and provided initial capital to fund underground development and development of Phase 2 of the open pit at Black Fox and the exploration programs at the Grey Fox and Pike River properties.  The Arrangement has also provided an increased number of properties to the Company, including the Goldfields project in northern Saskatchewan, Canada, the Ixhuatan property in southern Mexico, and the Ampliacion Pueblo Viejo, Loma El Mate, and Loma Hueca properties in the Dominican Republic.

The Arrangement is accounted for using the acquisition method with Brigus as the acquirer of Linear.  The Company has completed a valuation of the fair value of the net assets of Linear acquired with the assistance of an independent third party.

The purchase price allocation is summarized as follows:

Purchase of Linear shares (60,523,014 Brigus common shares)	$75,049
Fair value of options and warrants issued	7,422
Purchase consideration	$82,471

The purchase price was allocated as follows:

Net working capital acquired (including cash of $15.4 million)	$10,749
Equity investment in Brigus	19,375
Property, plant and equipment (including mineral exploration properties of $60.6 million)	62,892
Other assets	35
Future income tax liability	(10,580)
Net identifiable assets	$82,471

Linear’s results of operations from the acquisition date, June 24, 2010, have been included in Brigus’s consolidated statements of operations for the year ended December 31, 2010.

The following table presents unaudited supplemental pro forma financial information as if the Arrangement had occurred on January 1, 2010 for the year ended December 31, 2010 and January 1, 2009 for the year ended December 31, 2009.  As such, all periods presented include charges related to the Arrangement.  The pro forma consolidated results are not necessarily indicative of the results that would have occurred in the periods presented below had the Company completed the Arrangement on January 1, 2010 or January 1, 2009.  In addition, the pro forma financial results do not purport to project the future results of the combined Company nor do they reflect cost savings relating to the integration of Brigus and Linear.

	Year ended December 31, (unaudited)
	2010	2009
Revenue from the sale of gold	$85,935	$47,008
Net loss	(65,289)	(61,678)

Basic and diluted net loss per share	(0.46)	(0.51)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Brigus to reflect the removal of acquisition costs related to the Arrangement including employee severance charges had they been applied on January 1, 2010 and 2009, as applicable.

2.	CONTINUING OPERATIONS

These consolidated financial statements are prepared on the basis of a going concern which assumes that Brigus will realize its assets and discharge its liabilities in the normal course of business for a time horizon of at least, but not limited to, 12 months from the end of the reporting period.  To date the Company has funded its exploration, mine development and operations through issuance of debt and equity securities, and cash generated by operations at Black Fox.

As of December 31, 2010, the Company had a working capital deficiency of $16.4 million and an accumulated deficit of $327.7 million and for the year ended December 31, 2010 reported a loss of $67.0 million.  As at December 31, 2010, the Company held cash of $6.4 million, restricted cash of $16.4 million and had current debt of $29.5 million consisting of (1) the current portion of the Black Fox project financing facility (the “Project Facility”) (Note 11(a)) of $20.7 million and (2) $8.8 million for capital leases and other current debt.  As a result, based on the Company’s financial position as of December 31, 2010, there was substantial doubt that the Company could continue as a going concern.

As discussed more fully in Note 27 “Subsequent Events”, the Company completed the following transactions after December 31, 2010 that affect its ability to continue as a going concern:  (1) on March 23, 2011, the Company completed a private placement of $50 million of convertible debentures and (2) repaid the outstanding Project Facility principal balance of $22.0 million.

If the Company is unable to generate sufficient cash flow from Black Fox, and/or secure additional financing, it may be unable to continue as a going concern and material adjustments could be required to the carrying value of assets and liabilities and balance sheet classifications.

3.	NATURE OF OPERATIONS

Brigus is engaged in gold mining including extraction, processing, refining and the production of other by-product metals, as well as related activities including the exploration and development of potential mining properties and acquisition of mining claims.  Brigus owns a 100% interest in Black Fox, an open pit and underground mine development and mill located near Matheson in the Province of Ontario, Canada (“Black Fox”).  Commercial production from the Black Fox open pit commenced in May 2009.  Exploration properties adjacent to the Black Fox mine include the Grey Fox and Pike River properties.

Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus holds a 100 percent interest in the Ixhuatan Property located in the state of Chiapas. In the Dominican Republic, Brigus and Everton Resources have a joint venture covering the Ampliacion Pueblo Viejo, Loma El Mate and Loma Hueca exploration projects.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Brigus are prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and except as described in Note 26, conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”).

Adoption of International Financial Reporting Standards (“IFRS”) in 2011 – In conjunction with Brigus’s September 2010 election to report as a “foreign private issuer” under the U.S. Securities Laws, the Company initiated a plan to transition from U.S. GAAP to IFRS effective January 1, 2011.  The transition will be retroactive and effective for the year beginning January 1, 2010, with initial presentation of the consolidated financial statements prepared in accordance with IFRS to be filed with the Company’s quarterly report for the three month period ending March 31, 2011.

On June 24, 2010, the Company’s shareholders authorized the Company to effect a 1-for-4 reverse split of the number of shares of the Company's common stock (the “Reverse Split”).  Immediately prior to the Reverse Split, 517,565,717 shares of common stock were outstanding.  Upon execution of the Reverse Split, such shares were consolidated into 129,391,429 shares of common stock.  The accompanying financial statements have been retroactively adjusted to reflect the Reverse Split.

The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

(a)	Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  All intercompany balances and transactions are eliminated upon consolidation.  Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, are entities in which control is achieved through means other than voting rights.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company did not hold any VIEs as of December 31, 2010 and 2009.

The Company’s previously held 50% interest in the Montana Tunnels mine joint venture, which was subject to joint control, is accounted for using the equity method, whereby the Company’s share of the investees’ earnings and losses was included in operations and its investment in the joint venture was adjusted by a similar amount.

(b)	Measurement uncertainties

The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used herein include those relating to gold and other metal prices, recoverable proven and probable reserves, available operating capital, depreciation and depletion, realized value of inventory, valuation of warrants, derivative instruments, stock-based compensation, required reclamation costs, and contingencies and commitments.  These estimates each affect management’s evaluation of asset impairment and the recorded balances of property, plant and equipment, reclamation and site closure costs and the future tax asset valuation allowance.  It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

(c)	Foreign currency transactions and translation

The Company’s functional currency is the US dollar.  Transactions denominated in Canadian dollars have been translated into U.S. dollars at the approximate rate of exchange prevailing at the time of the transaction.  The carrying value of monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the year-end exchange rate.  Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities were assumed.  Exchange gains and losses are included in operating results.

(d)	Cash

Cash is comprised of cash deposits in any currency residing in checking accounts and sweep accounts.

(e)	Financial Instruments

The Company classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.  Debt transaction costs are allocated to the related debt and amortized over the life of the loan using the effective interest method.  Equity transaction costs are recorded in equity.

The Company has designated its cash and derivative instruments as held for trading, which are both measured at fair value.  Accounts receivable and other are classified as loans and receivables, which are measured at amortized cost.  Restricted cash and restricted certificates of deposit are classified as available for sale, and are measured at fair value.  Accounts payable, accrued liabilities, convertible debentures, and notes payable and other current debt are classified as other liabilities, which are measured at amortized cost.

(f)	Investments

The Company accounts for its investments in auction rate securities as available-for-sale securities and for its notes receivable as held-to-maturity investments (see Note 8).

(g)	Inventories

Doré inventory is stated at the lower of weighted-average production cost and net realizable value.  Production costs for doré inventory includes direct production costs and attributable overhead and depreciation incurred to bring the material to its current point in the processing cycle.  Stockpiled ore inventory represents ore that has been mined and is available for further processing.  Work-in-process inventories, including stockpiled ore and in-circuit gold inventory, are valued at the lower of weighted-average production cost and net realizable value.  Materials and supplies are valued at the lower of average direct cost of acquisition and net realizable value.

General and administrative costs for corporate offices are not included in any inventories.  Net realizable value represents that value that can be realized upon sale of the inventory in question, less a reasonable allowance for further processing and sales costs, where applicable.

(h)	Property, plant and equipment

Mine development costs are capitalized after commercially minable proven and probable reserves have been identified.  Amortization is calculated using the units-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves.

Buildings and equipment are recorded at acquisition cost and amortized on a units-of-production basis over the remaining proven and probable reserves of the mine.  Equipment that is mobile is amortized on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated mine lives.  Repair and maintenance costs are expensed as incurred.

Financing and acquisition costs including interest and fees are capitalized to the extent that expenditures are incurred for the acquisition of assets and mineralized properties and related development activities.  Capitalization ceases when saleable minerals are produced from the ore body of an asset or property.

In the normal course of business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases.  For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term.  In the case of capital leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the assets are amortized on a basis consistent with other owned assets.  The Company has also entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as operating leases.  For operating leases, lease expense is recognized on a straight-line basis over the life of the lease.

(i)	Mineral rights

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties.  Significant payments related to the acquisition of land and mineral rights are capitalized.  If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the units-of-production method based on proven and probable reserves.  If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

(j)	Stripping costs

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs”.  Pre-stripping costs are capitalized during the development phase of an open pit mine.  The production phase of an open pit mine commences when saleable materials are produced.  Stripping costs incurred during the production phase of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred.  Capitalized pre-stripping costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold in the associated open pit.

(k)	Exploration expenditures

Exploration expenditures are expensed as incurred during the reporting period.

(l)	Property evaluations

The Company evaluates the carrying amounts of its mining properties and related buildings, plant and equipment at least annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable.  Annually, or if the Company has reason to believe that an impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable ounces of gold (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) along with estimated future metals prices and estimated operating and capital costs.  The inclusion of mineral resources is based on various factors, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate the mineral resources are commercially recoverable.  If the future undiscounted cash flows are less than the carrying value of the assets, the assets will be written down to fair value, determined using discounted cash flows, and the write-off charged to earnings in the current period.

(m)	Derivative instruments

In conjunction with financing of the Black Fox mine, the Company entered into derivative contracts to protect the selling price for certain anticipated gold production (see Note 6).  All of these derivative contracts were settled or offset prior to December 31, 2010.

The Company has not applied hedge accounting to these transactions.  As a result, the Company accounted for these contracts at fair value and recorded the changes in unrealized gains and losses in the statement of income each period.  These changes can be very significant, and vary greatly with fluctuations in the price of gold.

(n)	Deferred Revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices.  As deliveries are made in 2011 and going forward, the Company will record a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment.

(o)	Reclamation and closure costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of that asset and is amortized over the economic life of the related asset.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation.

(p)	Revenue recognition

Revenue from the sale of gold is recognized when the following conditions are met:  persuasive evidence of an arrangement exists; delivery has occurred in accordance with the terms of the arrangement; the price is fixed or determinable and collectability is reasonably assured.  Revenue for gold bullion is recognized at the time of delivery and transfer of title to counter-parties.

(q)	Stock incentive plans

The Company accounts for stock options using the fair value based method of accounting .  The Company uses the Black-Scholes option pricing model to estimate fair value and records stock-based compensation in operations over the vesting periods of the awards.  Upon exercise of stock options, new shares are issued.  The Company does not expect to repurchase shares in 2011 for purposes of settling stock option exercises.

(r)	Income taxes

The Company accounts for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the substantively enacted income tax rates at each balance sheet date.  Future income tax assets also result from unused loss carryforwards and other deductions.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.  Although the Company has tax loss carryforwards (see Note 18), there is uncertainty as to utilization prior to their expiry.  Accordingly, the future income tax asset amounts have been fully offset by a valuation allowance.

The Company’s operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions.  The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits.  The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due.  The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities.  If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result.  If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary.  The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of a deferred tax liability and the liability recognized on issuance.  Also, notwithstanding that there is not a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash (see Note 5(b)).

(s)	Income (loss) per share

The basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the year.  The fully diluted income (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options, share purchase warrants and convertible debentures, in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose, the “treasury stock method” and “if converted method”, as applicable, are used for the assumed proceeds upon the exercise of stock options, warrants and convertible debentures that are used to purchase common shares at the average market price of the common share during the year.

(t)	Equity-linked financial instruments

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity’s own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity’s own stock which would qualify as a scope exception from hedge accounting.  The provisions of the updated guidance were adopted January 1, 2009.

Under the guidance, an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  As of December 31, 2010 and 2009, and January 1, 2009, the Company had 40.2 million, 26.0 million and 16.2 million outstanding warrants to purchase common shares of the Company, respectively, that were either (a) denominated in a currency (Canadian dollars) other than its functional currency (US dollars) or (b) subject to a potential strike-price adjustment (warrants issued November 8, 2006 which were exercisable at $0.704 as of January 1, 2009).  As such, these warrants are not considered to be indexed to the Company’s own stock, which precludes the warrants from meeting the scope exception under the guidance.  The warrants thereby are accounted for separately as derivative instruments, rather than as equity instruments.  Accordingly, the Company assessed the fair value of these warrants as of January 1, 2009 and recorded a reduction in additional paid-in capital of $6.9 million, an increase in opening retained deficit of $1.5 million and an $8.4 million increase in liabilities.  During the years ended December 31, 2010 and 2009, the Company issued additional Canadian dollar-denominated warrants; these warrants were valued at $7.4 million and $8.1 million, respectively, upon issuance and were recognized as liabilities.  As of December 31, 2010, the Company has assessed the fair value of the outstanding warrants subject to this accounting guidance and recorded a loss of $8.0 million (2009 - $10.7 million) on the fair value change of the warrants.

These warrants were fair valued at December 31, 2010 and 2009 using an option pricing model with the following assumptions:  no dividends are paid, weighted average volatilities of the Company’s share price of 67% and 78%, weighted average expected lives of the warrants of 1.9 and 2.6 years, and weighted average annual risk-free rates of 1.8% and 1.8%, respectively.

(u)	Adoption of recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities.  The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic.  Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative.  The ASC was effective for the Company’s interim quarterly period beginning July 1, 2009.  The adoption of the ASC did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

All of the Company’s financial assets and liabilities are measured at fair value using Level 1 inputs with the exception of (1) derivative contracts which use Level 2 inputs and (2) investments which use Level 3 inputs (See Note 8).  The adoption of updated guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

In October 2008, the guidance was further updated to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive.  The guidance states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and, in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market.  The guidance was effective upon issuance.  The Company has incorporated the principles of updated guidance in determining the fair value of financial assets when the market for those assets is not active, specifically its auction rate securities.

The ASC guidance for fair value measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s derivative instruments (see Note 6), equity-linked financial instruments (see Note 4(t)), and investments (see Note 8) represent those financial assets and liabilities measured at fair value by level within the fair value hierarchy.  As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The Company’s derivative instruments are valued using market prices.  These derivatives trade in liquid markets, and as such, market prices can generally be verified and do not involve significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

The Company’s auction rate securities are reviewed for fair value on at least a quarterly basis.  The auction rate securities are traded in markets that are not active, trade infrequently and have little price transparency.  The Company has estimated the fair values based on weighted average risk calculations using probabilistic cash flow assumptions.  The auction rate securities are classified within Level 3 of the fair value hierarchy.

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”).  This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.  The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE.  The provisions of the updated guidance were adopted January 1, 2010.  The adoption had no impact on the Company’s financial position, results of operations or cash flows.

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3.  The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for fiscal years beginning January 1, 2011.  The adoption had no impact on the Company’s financial position, results of operations, or cash flows.  Refer to Note 20 for further details regarding the Company’s assets and liabilities measured at fair value.

In December 2009, the ASC guidance for stock compensation was updated to address the classification of employee share-based awards with exercise prices denominated in the currency of a market in which the underlying security trades.  The updated guidance provides that employee share-based awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should not be considered to contain a condition that is not a market, performance, or service condition.  Therefore, such awards would not be classified as liabilities if they otherwise qualify as equity.  The provisions of the updated guidance have been early adopted by the Company effective April 1, 2010.  Although, the adoption had no impact on the Company’s financial position, results of operations, or cash flows on April 1, 2010, the guidance dictated that the 3,448,746 options issued to former Linear employees on June 24, 2010 be classified as equity upon issuance (Note 1).

(v)	Future Guidance

As explained above, Brigus has adopted IFRS effective January 1, 2011, and thus future changes in U.S. GAAP will have no impact on our IFRS financial reporting.

5.	RESTRICTED CASH AND RESTRICTED CERTIFICATES OF DEPOSIT

As at December 31 restricted cash and restricted certificates of deposit are as follows:

	2010	2009
Restricted cash, current
Project Facility (a)	$5,194	$2,108
Unexpended flow-through funds (b)	11,185	4,623
	$16,379	$6,731
Restricted certificates of deposit, non-current
Site closure obligations – Black Fox (c)	$18,028	$14,805

(a)	Project Facility

Project Facility restricted cash represents cash on deposit held in restricted accounts.  The cash may be used to settle operational expenses at both Black Fox and the corporate offices, but requires approval from the lender prior to use.  The balance has been classified as a current asset as it will be utilized within approximately 90 days of the period end to settle such operational expenses.

(b)	Proceeds from flow-through share offering

Notwithstanding that there is not a specific requirement to segregate the funds, for accounting purposes the funds received through flow-through share offerings which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash.

(c)	Site closure obligation – Black Fox

The bonding requirements for the closure obligations for the Black Fox mine and mill sites have been agreed with the Ontario Ministry of Northern Development, Mines and Forestry (“MNDMF”).  The restricted certificates of deposits represent $18.0 million (Cdn$17.9 million) and $14.8 million (Cdn$15.6 million) pledged to the MNDMF as of December 31, 2010 and 2009, respectively.

6.	DERIVATIVE INSTRUMENTS

Fair value of derivative instruments consists of:

	December 31, 2010			December 31, 2009
	Cost Basis	Unrealized Gain (Loss)	Fair Value	Cost Basis	Unrealized Gain (Loss)	Fair Value
Assets
Canadian dollar purchase contracts	$–	$–	$–	$–	$6,805	$6,805
Gold forward purchase contracts	–	–	–	–	–	–
Less: Current portion	–	–	–	–	(1,961)	(1,961)
Long-term portion	$–	$–	$–	$–	$4,844	$4,844

Liabilities
Gold forward sales contracts	$–	$–	$–	$–	$(44,225)	$(44,225)
Less: Current portion	–	–	–	–	12,571	12,571
Long-term portion	$–	$–	$–	$–	$(31,654)	$(31,654)

On February 20, 2009, the Company entered into a $70.0 million Project Facility with two banks relating to Black Fox (Note 11(a)).  As required by the terms of the Project Facility, the Company entered into a derivative program covering a portion of the Company’s forecasted gold sales (250,430 ounces) and forecasted Canadian dollar operating costs, with the Banks acting as counterparties.

The weighted average price of the sales program was $876 per ounce of gold.  During the years ended December 31, 2010 and 2009, the Company delivered 52,729 and 50,099 ounces of gold, respectively, towards the forward sales program.  In October and November of 2010, the Company early settled gold futures contracts covering 147,602 ounces of gold, of which gold futures contracts covering 40,316 ounces were settled by purchasing equal and offsetting contracts.  During the years ended December 31, 2010 and 2009, the Company recorded losses on gold derivatives of $53.6 million and $51.2 million, respectively.

The weighted average exchange rate of the foreign exchange derivative program was Cdn$1.21 per $1.  On April 23, 2010, the remaining Canadian dollar foreign exchange contracts were unwound early for proceeds of $8.2 million.  During the years ended December 31, 2010 and 2009, the Company recorded gains of $1.8 million and $7.6 million, respectively, for foreign exchange contracts.

The Company did not apply hedge accounting to these transactions.  As a result, the Company accounts for these derivative instruments at fair value and records the changes in gains and losses on derivative contracts in the consolidated statement of operations each period.  The fair value of these derivatives is recorded as an asset or liability at each balance sheet date as follows:

	Asset Derivatives				Liability Derivatives
	December 31, 2010		December 31, 2009		December 31, 2010		December 31, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments under ASC 815-20
Gold forward contracts(1)	Derivative instruments	$22,193	n/a	$–	Derivative instruments	$22,193	Derivative instruments	$44,225
Canadian currency forward contracts	n/a	–	Derivative instruments	6,805	n/a	–	n/a	–
Total derivatives		$22,193		$6,805		$22,193		$44,225

(1) Derivative instruments contracts within this category are subject to netting arrangements and are presented on a net basis in the consolidated balance sheet in accordance with ASC 210-20.

7.	INVENTORIES

Inventories consist of:

	2010	2009
Current portion of inventory
Doré inventory	$3,427	$3,186
In-circuit gold inventory	1,588	1,561
Stockpiled ore inventory	3,437	2,633
Materials and supplies	1,475	809
	9,927	8,189
Long-term – stockpiled ore inventory	3,552	–
	$13,479	$8,189

Dore, in-circuit gold, and stockpiled ore inventory as at December 31, 2010 are stated at net realizable value, after a write-down of costs of $3.7 million.  During the year, the Company took additional charges against inventory of $4.9 million to reduce inventory values to net realizable value (2009 - $0.4 million).

8.	INVESTMENTS

Investments consist of:

	December 31, 2010	December 31, 2009
Notes receivable (current) (a)	$3,440	$–
Auction rate securities (long-term) (b)	1,036	1,036
	$4,476	$1,036

(a)	Notes Receivable

On February 1, 2010, the Company sold its 100% interest in Montana Tunnels Mining, Inc. (“MTMI”), which held the Company’s remaining 50% interest in the Montana Tunnels joint venture to Elkhorn (Note 14), for consideration consisting of certain promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates with an aggregate outstanding balance of approximately $9.5 million (the “Elkhorn Notes”).  The Elkhorn Notes are secured by real property in Boulder County, Colorado.  The Elkhorn Notes were due on February 1, 2011.  The Elkhorn Notes bear interest at a rate of 8.0% per annum.  Also, on March 12, 2010, the Company entered into a purchase agreement with a certain party (the “Noteholder”) pursuant to which the Company issued 398,183 common shares for consideration of a promissory note (the “Additional Notes”) held by the Noteholder with an aggregate balance of $0.7 million.  Principal and interest on the promissory note were due March 12, 2011 and the promissory note bears interest of 8%.  On January 15, 2011, the Company agreed to extend the due dates of the Elkhorn Notes and Additional Notes to June 30, 2011.

Based on a valuation performed on the property securing the Elkhorn Notes and the Additional Notes using Level 3 inputs the notes were recorded at a value of $3.4 million.  Level 3 inputs are those inputs used in a valuation technique that are both significant to the fair value measurement and unobservable, i.e. supported by little or no market activity.  The valuation of the property included $1.7 million for the associated land, and $1.7 million for the replacement cost of the associated buildings.  The land value was determined by examining sales of land in the near vicinity with similar characteristics, and making adjustments as appropriate.  The replacement cost of the buildings was determined by estimating the cost to re-create the structures on the property, and then deducting for the physical depreciation of the standing buildings.

(b)	Auction Rate Securities

The Company acquired auction rate securities (“ARS”) in 2007, with a face value of $1.5 million, which are recorded in investments.  During the years ended December 31, 2010 and 2009, there were no purchases, sales, or settlements of these ARS.  The ARS mature in 2033.  The Company has recorded an other than temporary impairment on its ARS, within foreign exchange loss and other in the consolidated statement of operations of nil, $0.05 million, and $0.39 million for the years ended December 31, 2010, 2009, and 2008, respectively, and as such, no amounts have been recorded in other comprehensive income.  The adjusted cost basis and fair value of ARS at both December 31, 2010 and 2009 was $1.0 and $1.0 million, respectively.  The ARS are pledged as collateral for a $0.9 million margin loan.

The Company’s ARS investments are valued using a probability-weighted discounted cash flow valuation.  The Company’s valuation of the ARS investments considers possible cash flows and probabilities forecasted under certain potential scenarios.  Each scenario’s cash flow is multiplied by the probability of that scenario occurring.  The major inputs included in the valuation are: (i) maximum contractual ARS interest rate, (ii) probability of passing auction/early redemption at each auction, (iii) probability of failing auction at each auction, (iv) probability of default at each auction, (v) severity of default, and (vi) discount rate.  Changes in these assumptions to reasonably possible alternative assumptions would not significantly affect the Company’s results.

9.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 are as follows:

	2010			2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Mine assets
Building, plant and equipment	$98,817	$14,745	$84,072	$79,345	$5,137	$74,208
Mining properties and development costs	52,401	5,334	47,067	35,606	1,961	33,645
	151,218	20,079	131,139	114,951	7,098	107,853
Mineral rights	68,348	1,064	67,284	8,715	397	8,318
Total property, plant and equipment	$219,566	$21,143	$198,423	$123,666	$7,495	$116,171
Leased assets included above in Building, plant and equipment	$28,775	$3,538	$25,237	$16,139	$615	$15,524

10.	DEFERRED REVENUE

On November 9, 2010, Brigus and Sandstorm Resources Ltd. (“Sandstorm”) entered into an agreement (the “Sandstorm Agreement”) pursuant to which Sandstorm agreed to purchase a portion of future gold production from Black Fox for an upfront payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to a an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London p.m. fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered.  Beginning January 1, 2011, the Company will sell to Sandstorm 12% of the gold production from the Black Fox Mine and 10% of future gold production from a portion of the adjoining Pike River property (“the Black Fox Extension”).

Under the terms of the Sandstorm Agreement, the upfront payment will be reduced by an amount equal to the difference between the market price of gold on the business day prior to the date of gold delivery to Sandstorm and the Fixed Price of the gold multiplied by the total ounces of gold delivered to Sandstorm (the “Uncredited Balance”).  If after the term of the agreement (November 9, 2090), the Uncredited Balance has not been reduced to $0, then Brigus will be required to repay the amount of the Uncredited Balance.  Brigus has the option until January 1, 2013, to reduce the gold payable of future gold production from the Black Fox Mine by increments of 1% by making a payment to Sandstorm of $6.1 million to a maximum 6% reduction from the Black Fox Mine and 4.5% reduction from the Black Fox Extension for $36.6 million.  The Company has recorded the proceeds received as deferred revenue.  As deliveries are made in 2011 and going forward, the Company will record a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment.

11.	LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2010	December 31, 2009
Black Fox Project Facility (a)	$20,738	$62,514
Convertible debentures (b)	–	4,926
Capital leases (c)	23,659	15,320
Notes payable and other (d)	1,007	1,009
Total debt	45,404	83,769
Less: current portion of long-term debt	(29,525)	(34,860)
Total long-term debt	$15,879	$48,909

As of December 31, 2010, long-term debt is repayable as follows:

	Black Fox Project Facility	Capital leases	Notes payable and other	Total
2011	$22,000	$9,132	$1,007	$32,139
2012	–	8,032	–	8,032
2013	–	6,934	–	6,934
2014	–	2,232	–	2,232
Total payments due under long-term debt	22,000	26,330	1,007	49,337
Less: imputed interest	–	(2,671)	–	(2,671)
Less: unamortized debt discount	(1,262)	–	–	(1,262)
Total debt	20,738	23,659	1,007	45,404
Less: current portion of long-term debt	(20,738)	(7,780)	(1,007)	(29,525)
Total long-term debt	$–	$15,879	$–	$15,879

(a)	Black Fox Project Facility

(i)	Financing agreement

On February 20, 2009, the Company entered into a $70.0 million Project Facility with the Banks relating to Black Fox.  As of December 31, 2009, the Company had borrowed the full $70 million available under the Project Facility.  The terms of the Project Facility included:  (i) interest on the outstanding principal amount accruing at a rate equal to the London interbank offered rate (“LIBOR”) plus 7% per annum, payable in monthly installments and (ii) an arrangement fee of $3.5 million and 8,709,028 warrants (the “Banks’ Compensation Warrants”) to purchase the Company’s common shares at an exercise price of Cdn$1.008 expiring February 20, 2013.  The average monthly LIBOR rate charged to the Company during the year ended December 31, 2010 was 0.3%.

Borrowings under the Project Facility were secured by substantially all of the Company’s assets, including Black Fox, the assets acquired in the Arrangement with Linear, and the common stock of its subsidiaries.  The Project Facility contained various financial and operational covenants that impose limitations on the Company, which include, among other requirements, the following:  maintenance of certain financial coverage ratios and minimum project ore reserves, satisfaction of a minimum tangible net worth test, and the operation of Black Fox in compliance with an agreed cash flow budgeting and operational model.  As of December 31, 2010, the Company was not in compliance with some of the Project Facility covenants, however, the Project Facility was repaid on March 23, 2011 (see Note 27(b)).

The Banks’ Compensation Warrants were issued in addition to the 10,653,563  common share purchase warrants issued to the Banks in connection with a the bridge facility on December 10, 2008.  The Banks’ Compensation Warrants were assigned a fair value of $7.4 million on issuance, using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 81%, an expected life of the warrants of four years, and an annual risk-free rate of 1.9%.

The Company recorded a $10.9 million discount on the Project Facility, comprised of the $3.5 million arrangement fee and the $7.4 million fair value of the Banks’ Compensation Warrants, which discount will be accreted over the life of the loan using an effective interest rate of 7.1% and charged to interest expense.  The accreted interest from the date of loan origination through May 24, 2009 (the date on which Black Fox entered commercial production) was capitalized to Black Fox.  Additionally, the Company recorded $0.6 million of debt transactions costs that are treated similarly to the discount on the Project Facility.

On November 9, 2010, the Company repaid the $14.1 million balance owed to one of the Banks leaving a balance of $7.1 million due to the other Bank (“RMB”).  On November 22, 2010, the Company borrowed an additional $14.9 million from RMB under the terms of the Project Facility which included a 1.5% fee, or $0.2 million.  The principal balance due to RMB as of December 31, 2010 was $22.0 million.  On March 23, 2011, the remaining balance of the Project Facility was repaid ahead of schedule (See Subsequent Events Note 27).

(ii)	Derivative program in connection with the Project Facility

As a part of the Project Facility, the Company and the Banks entered into a derivative program covering a portion of both the Company’s gold sales and its Canadian dollar operating costs over the original four year term of the Project Facility (Note 6).  All derivatives were settled or offset during 2010.

(iii)	Additional debt transaction costs resulting from the Project Facility

Pursuant to an engagement letter between the Company and a financial advisory services firm (the “Firm”) pursuant to which the Firm agreed to provide financial advisory services to the Company, the Project Facility constituted an “alternative transaction” that required the Company to compensate the Firm by issuing to it 543,210 common shares and 641,975 common share purchase warrants in February 2009.  The warrants were exercisable for a two year period at an exercise price of $0.820 (Cdn$1.024).  In addition, the Company was required to compensate the Firm for related financial advisory services by issuing to it 250,000 common shares of the Company.  The Company recorded debt transaction costs of $1.2 million comprised of $0.8 million for the common shares issued to the Firm and $0.4 million for the warrants issued to the Firm.  The warrants were assigned a fair value of $0.4 million on issuance, using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 80%, an expected life of the warrants of two years, and an annual risk-free rate of 1.2%.

(b)	Convertible debentures

On February 26, 2010, the Company reached an agreement with the holder (the “Debenture Holder”) of its Series 2007-A convertible debentures (the “2007 Debentures”) to further extend the maturity date of the $4.3 million principal amount of the 2007 Debentures held by the Debenture Holder from February 23, 2010 to August 23, 2010 (the “Extended Debentures”).  The Debenture Holder owned $4.3 million principal amount of the 2007 Debentures as of December 31, 2009 and February 23, 2010 (on which $0.8 million of interest was paid on March 3, 2010).  On August 23, 2010, the Extended Debentures were retired and principal and interest were paid as scheduled.

As consideration for extending the 2007 Debentures, the Company agreed to (i) issue 200,000 common shares of the Company to the Debenture Holder (“Debenture Holder Shares”) on February 26, 2010, and (ii) issue 536,250 common share purchase warrants (“Debenture Holder Warrants”) with an expiration date of February 23, 2011 and an exercise price of $2.00.

During the first quarter of 2010, the Company recorded a loss on modification of convertible debentures of $0.5 million comprised of $0.3 million for the Debenture Holder Shares, $0.1 million for the Debenture Holder Warrants and $0.1 million for administrative costs.  The Debenture Holder Warrants were assigned a fair value of $0.1 million, using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 66%, an expected life of the warrants of one year, and an annual risk-free rate of 1.3%.

On the date of extension of the Extended Debentures, the $4.3 million principal represented the fair value of the Debentures.  The holder’s option to convert the principal balance into common shares did not represent a beneficial conversion feature at the date of extension as the trading price of the Company’s common shares was lower than the strike price, and as such, no portion of the principal was allocated to the holder’s option to convert the principal balance.  The $4.3 million fair value of the Extended Debentures was classified as a liability.

(c)	Notes payable and other debt

The notes payable are secured by certain machinery and equipment and bear interest at various effective interest rates between 0.6% and 16.4% (2009 – 6.2% and 16.4%).

12.	ACCRUED SITE CLOSURE COSTS

The Company’s operations are subject to reclamation and closure requirements.  Although the ultimate amount of site restoration costs is uncertain, on a regular basis, the Company monitors these costs and together with third party engineers prepares internal estimates to evaluate its bonding requirements.  The estimates prepared by management are then reconciled with legal and regulatory requirements.

At December 31, 2010, the accrued site closure liabilities amounted to $5.3 million (2009 – $5.3 million).  The liabilities are covered by restricted certificates of deposits valued at $18.1 million.

In view of the uncertainties concerning future removal and site restoration costs, as well as the applicable laws and regulations, the ultimate costs to the Company could differ materially from the amounts estimated by management.  Future changes, if any, due to their nature and unpredictability, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

The following table summarizes the effect to the Company’s accrued site closure costs:

Balance, December 31, 2007	$447
Accretion	23
Acquisition of Black Fox mill	1,210
Additions, changes in estimates and foreign exchange	(282)
Balance, December 31, 2008	1,398
Additions, changes in estimates and foreign exchange	3,578
Accretion	369
Balance, December 31, 2009	5,345
Changes in estimates and foreign exchange	(684)
Accretion	646
Balance, December 31, 2010	$5,307

As of December 31, 2010, the total undiscounted amount of the estimated future obligations associated with the retirement of the Company’s properties is estimated to be $13.5 million.  The $5.3 million (2009 – $5.3 million) fair value of these obligations was determined using a credit adjusted risk-free discount rate of 13.0% and expected payment of obligations over twelve years.

13.	SHAREHOLDERS’ EQUITY

(a)	Shares issued in 2010

(i)           During the year ended December 31, 2010, the Company issued (a) 639,250 common shares of the Company as compensation for services, (b) 398,183 common shares of the Company as consideration for a promissory note with an aggregate balance of $0.7 million (See Note 14) and (c) 1,227,027 common shares to current and former officers of the Company for severance and other compensation in lieu of cash.

(ii)          For the year ended December 31, 2010, there were 2,208,750 shares issued upon exercise of warrants for proceeds of $2.2 million.  The average exercise price of these warrants was $1.01.

(iii)         On February 26, 2010, the Company issued 200,000 common shares of the Company and 536,250 common share purchase warrants that expire on February 23, 2011 and have an exercise price of $2.00 to the Debenture Holder as compensation to extend the 2007 Debentures for six months.  See Note 11(b) for additional information.

(iv)          On March 19, 2010, the Company issued 15,625,000 common shares of the Company to Linear for net proceeds of $24.5 million.  These shares were cancelled on June 25, 2010, in conjunction with the Arrangement (See Note 1).

(v)           On June 25, 2010, the Company issued 60,523,014 common shares of the Company to the shareholders of Linear in conjunction with the Arrangement (See Note 1).

(vi)          On July 29, 2010, the Company completed a private placement of 10,000,000 flow-through common shares at Cdn$1.40 per share for net proceeds of $12.5 million (Cdn$13.0 million).  The Company intends to use the proceeds from the sale of the flow-through shares to incur exploration and development expenses at the Black Fox mine and adjoining Grey Fox and Pike River properties.  In connection with this offering, 700,000 broker compensation warrants were issued to the agent with a fair value of $0.4 million.  Each broker compensation warrant is exercisable at $1.36 (Cdn$1.40) per common share of the Company and expires on July 29, 2012.  The broker compensation warrants were fair valued using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 82%, an expected life of the warrants of 2.0 years, and an annual risk-free rate of 1.5%.  The fair value of the compensation warrants is assessed at each period end.  As of December 31, 2010, the fair value of the warrants was a liability of $0.7 million.

(vii)         On October 19, 2010, the Company completed an equity offering for net proceeds of $52.2 million (Cdn$53.6 million).  The equity offering consisted of (1) 34,500,000 equity units at Cdn$1.50 per unit with each unit comprised of one common share and one-quarter warrant with each whole warrant entitling the holder to purchase one common share at Cdn$2.19 for gross proceeds of Cdn$51.75 million and (2) 3,382,353 flow-through common shares at Cdn$1.70 per common share for gross proceeds of Cdn$5.75 million.

The agents received the following compensation in consideration for their services: (1) a cash fee equal to Cdn$3.5 million or 6.0% of the gross proceeds of the offering; and (2) a non-transferable option to acquire up to 2,272,941 units (the “Agents’ Units”) at a price per unit of $1.51 (Cdn$1.50), which number of units is equal to 6% of the total number of common shares sold in the offering (the “Agents’ Compensation Option”).  The Agents’ Compensation Options are exercisable through October 19, 2012.  Each Agents’ Unit will be comprised of one common share and one-quarter of one common share purchase warrant (“Agents’ Warrant”), each whole Agents’ Warrant included in the Agents’ Unit entitling the holder of such warrant to purchase one common share of the Company at an exercise price of $2.20 (Cdn$2.19) through November 19, 2014.  The Agents’ Units were fair valued at $1.5 million, using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 77%, an expected life of the warrants of two years, and an annual risk-free rate of 1.3%.  The fair value of the compensation warrants is assessed at each period end.  As of December 31, 2010, the fair value of the warrants was a liability of $2.1 million.

(viii)        On December 20, 2010, the Company completed a private placement of 2,727,000 flow-through common shares at Cdn$2.07 per share for net proceeds of $5.1 million (Cdn$5.1 million).  The Company intends to use the proceeds from the sale of the flow-through shares to incur exploration and development expenses at the Black Fox mine and adjoining Grey Fox and Pike River properties.

(b)	Shares issued in 2009

(i)           For the year ended December 31, 2009, there were 1,903,009 shares issued upon exercise of warrants for proceeds of $1.4 million.  The warrants exercised had an average exercise price of $0.74 per common share.

(ii)          On February 20, 2009, the Company issued to a Firm (see Note 11(a)(iii)) 793,210 common shares of the Company and 641,975 common share purchase warrants exercisable for a two year period at an exercise price of $0.816 (Cdn$1.024) for services rendered.  The common share purchase warrants were assigned a fair value on issuance of $0.4 million, using an option pricing model with the following assumptions: no dividends are paid, volatility of the Company’s share price of 80%, and expected life of the warrants of 2 years, and an annual risk-free rate of 1.22%.  As the common share purchase warrants carry a strike price in Canadian dollars, they are not considered to be indexed to the Company’s stock, and are therefore accounted for as derivative instruments (Note 4(t)).  The fair value of the compensation warrants is assessed at each period end.  As of December 31, 2010, the fair value of the outstanding warrants was a liability of $0.6 million.

(iii)          On February 23, 2009, the Company issued 611,191 common shares of the Company for payment of the $0.8 million of accrued interest on the Large Holder’s 2007 Debentures (see Note 11(b)).  In addition, the Company issued 500,000 common shares of the Company in consideration for extending the 2007 Debentures and extended the expiration date of 2,145,000 warrants from February 23, 2009 to March 5, 2010 and reduced the exercise price of these warrants from $2.00 to $1.00.

(iv)          On July 15, 2009, the Company completed a private placement of 3,055,410 common shares at Cdn$1.80 per share and 3,472,348 flow-through common shares at Cdn$2.16 per share for net proceeds of $10.7 million (Cdn$12.0 million) after cash issuance costs of $0.9 million.

In connection with the private placement the Company issued 391,666 compensation warrants to purchase common shares of the Company at an exercise price of Cdn$1.80 per share that expire on July 15, 2011.  The compensation warrants were assigned a fair value on issuance of $0.3 million, using an option pricing model with the following assumptions: no dividends are paid, a volatility of the Company’s share price of 80%, an expected life of the warrants of two years, and an annual risk-free rate of 1.2%.  As the compensation warrants carry a strike price in Canadian dollars, they are not considered to be indexed to the Company’s stock, and are therefore accounted for as derivative instruments (Note 4(t)).  The fair value of the compensation warrants is assessed at each period end.  As of December 31, 2010, the fair value of the warrants was a liability of $0.2 million.

(c)	Shares issued in 2008

(i)           On July 1, 2008, the Company issued 162,500 common shares of the Company valued at $0.4 million, or $2.16 per common share in connection with the $5.15 million Credit Facility Extension.  See Note 11(c).

(ii)         On July 24, 2008, the Company issued 10,201,625 equity units at a price of Cdn$2.00 per unit (US$1.98 per unit for purchasers residing in the United States), for total gross proceeds of $20.0 million (Cdn$20.2 million).  Net proceeds to the Company, after agency fees and other expenses, were approximately $18.1 million (Cdn$18.6 million).  Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant (the “Unit Warrants”) exercisable into one common share at a price of Cdn$2.60 per share through July 24, 2011.  The Unit Warrants were assigned a fair value of $2.7 million, using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 74%, an expected life of the warrants of three years, and an annual risk-free rate of 3.4%.  The fair value of the compensation warrants is assessed at each period end.  As of December 31, 2010, the fair value of the warrants was a liability of $1.0 million.

The net proceeds of the offering were used to fund the Company’s acquisition of the Black Fox mill, the development of the Black Fox mine and for working capital and general corporate purposes.

The agents received the following compensation in consideration for their services: (1) a cash fee equal to Cdn$1.3 million or 6.5% of the gross proceeds of the offering; and (2) a non-transferable option to acquire up to 612,098 units (the “2008 Agents’ Units”) at a price per unit of Cdn$2.40, which number of units is equal to 6% of the total number of units sold in the offering (the “2008 Agents’ Compensation Option”).  The 2008 Agents’ Compensation Option is exercisable through July 24, 2012.  Each 2008 Agents’ Unit is comprised of one common share and one-half of one common share purchase warrant (“2008 Agents’ Warrant”), each whole 2008 Agents’ Warrant included in the 2008 Agents’ Unit entitling the holder of such warrant to purchase one common share of the Company at an exercise price of Cdn$3.12 through July 24, 2012.  The Agents’ Units were fair valued at $0.4 million, using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 74%, an expected life of the warrants of four years, and an annual risk-free rate of 3.4%.  The fair value of the compensation warrants is assessed at each period end.  As of December 31, 2010, the fair value of the warrants was a liability of $0.3 million.

(iii)          On August 21, 2008, the Company completed an offering of 4,250,000 flow-through common shares of the Company at Cdn$2.00 per common share for net proceeds of $7.5 million (Cdn$7.8 million) and fair value of broker compensation warrants of $0.1 million.  In connection with this offering, 255,000 broker compensation warrants were issued to the agent.  Each broker compensation warrant was exercisable at Cdn$2.00 per common share of the Company and expired on February 21, 2010.  The broker compensation warrants were fair valued using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 58%, an expected life of the warrants of 1.5 years, and an annual risk-free rate of 2.8%.

(iv)           On December 10, 2008, the Company issued 10,653,564 compensation warrants in connection with the $15.0 million Bridge Facility.  Each compensation warrant is exercisable at Cdn$0.884 per common share of the Company and expires on December 10, 2012.  These compensation warrants were fair valued at $2.9 million, using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 79%, an expected life of the warrants of 4.0 years, and an annual risk-free rate of 2.0%.

(v)            On December 10, 2008, the exercise price of 1,875,000 warrants issued in connection with a unit offering completed on November 8, 2006 (the “2006 Unit Warrants”) was reduced to $0.704 from $2.00 as a result of the certain anti-dilution provisions of those warrants.  The issuance of the compensation warrants described in the above paragraph (iv) at Cdn$0.884 per warrant constituted a “Dilutive Issuance” under the terms of the 2006 Unit Warrants and therefore the exercise price of the 2006 Unit Warrants were reduced to $0.704 based on the December 10, 2008 noon exchange rate of $0.7964 reported by the Bank of Canada.

(vi)           On December 31, 2008, the Company completed an offering of 750,000 flow-through common shares of the Company at Cdn$1.20 per common share for net proceeds of $0.7 million (Cdn$0.8 million) and fair value of broker compensation warrants of $0.02 million.  In connection with this offering, 63,750 broker compensation warrants were issued to the agent.  Each broker compensation warrant is exercisable at Cdn$1.20 per common share of the Company with an expiry of December 31, 2010.  All of these warrants were exercised in 2010.  The broker compensation warrants were fair valued using an option pricing model with the following assumptions:  no dividends are paid, a volatility of the Company’s share price of 82%, an expected life of the warrants of 2.0 years, and an annual risk-free rate of 1.1%.

(vii)          During 2008, there were (i) 817,959 shares issued upon exercise of warrants for proceeds of $1.4 million and (ii) 470,950 shares issued upon conversion of $0.9 million face value of February 2007 Series-A convertible debentures.

(d)	Warrants

A summary of information concerning outstanding warrants is as follows:

Number of Warrants and Shares Issuable upon Exercise
Balance, December 31, 2007	7,839,329
Warrants issued	16,686,537
Warrants exercised	(815,334)
Warrants expired	(279,090)
Balance, December 31, 2008	23,431,442
Warrants issued	9,742,668
Warrants exercised	(1,903,009)
Warrants expired	(2,760,709)
Balance, December 31, 2009	28,510,392
Warrants issued in connection with the Arrangement (Note 1)	11,191,677
Other warrants issued	3,509,191
Warrants exercised	(2,208,750)
Warrants expired	(255,000)
Balance, December 31, 2010	40,747,510

The following summarizes outstanding warrants to purchase common shares of the Company as at December 31, 2010:

Date Issued		Number of Warrants and Shares Issuable upon Exercise	Exercise Price	Expiry Date
			Exercisable in US$
Feb 26, 2010		536,250	2.00	Feb 23, 2011	(4)
			Exercisable in Cdn$
Feb 20, 2009		579,475	1.024	Feb 20, 2011	(5)
Jun 25, 2010	(1)	3,178,769	1.096	Mar 19, 2011	(5)
Jul 15, 2009		391,665	0.960	Jul 15, 2011
Jul 24, 2008		5,100,813	2.600	Jul 24, 2011
Jun 25, 2010	(1)	891,316	1.571	Nov 19, 2011
Jul 24, 2008	(2)	612,098	2.400	Jul 24, 2012
Jul 29, 2010		700,000	1.400	Jul 29, 2012
Oct 19, 2010	(3)	2,272,941	1.500	Oct 19, 2012
Dec 10, 2008		10,653,563	0.884	Dec 10, 2012
Feb 20, 2009		8,709,028	1.008	Feb 20, 2013
Jun 25, 2010	(1)	7,121,592	2.192	Nov 19, 2014
		40,211,260
		40,747,510

(1)	Issued in connection with the Arrangement (Note 1)
(2)
Upon exercise of each of these warrants, the warrant holder is entitled to one-half of one warrant, with each whole warrant exercisable into one common share of the Company at Cdn$3.12 expiring on July 24, 2012.

(3)
Upon exercise of each of these warrants, the warrant holder is entitled to one-quarter of one warrant, with each whole warrant exercisable into one common share of the Company at Cdn$2.19 expiring on November 19, 2014.

(4)	On February 23, 2011, all of these warrants expired.
(5)	These warrants were exercised prior to expiration.

(e)	Stock options

A summary of information concerning outstanding stock options is as follows:

	Number of Common Shares	Weighted Average Exercise Price
Balance, December 31, 2007	1,556,876	3.22
Options granted	557,184	2.58
Options forfeited	(43,733)	2.44
Balance, December 31, 2008	2,070,327	3.06
Options granted	932,952	1.34
Options forfeited	(104,686)	2.08
Balance, December 31, 2009	2,898,593	2.55
Options granted in connection with the Arrangement (Note 1)	3,448,746	1.25
Other options granted	4,953,163	1.27
Options exercised	(568,969)	1.00
Options forfeited	(362,605)	1.90
Balance, December 31, 2010	10,368,928	$1.65

The Company has a fixed stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the trading price of the Common Shares one trading day preceding the date of grant.  Options vest over two years and have a 5-year to 10-year contractual term, unless otherwise determined by the Company’s Board of Directors.  The fixed stock option plan was amended in June 2010 in order to increase the maximum number of fixed stock options the Company is authorized to issue from 5,815,282 to 12,938,922, and modify certain terms of the plan to allow for the issuance of options to the prior Linear optionholders. As at December 31, 2010 an aggregate of 2,569,994 fixed stock options were available for future grants of awards under the plan.

The following table summarizes information concerning outstanding and exercisable fixed stock options at December 31, 2010:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.50 to $1.00	1,210,239	3.0	$0.77	1,210,239	$0.77
$1.00 to $1.50	4,806,540	4.4	$1.16	1,123,568	$1.14
$1.50 to $2.00	1,755,342	4.7	$1.70	354,337	$1.71
$2.00 to $2.50	1,612,069	2.4	$2.23	1,612,069	$2.23
$2.50+	984,738	2.5	$4.09	984,738	$4.09
	10,368,928	3.8	$1.65	5,284,951	$1.98

The aggregate intrinsic value of options outstanding is $6.8 million and the aggregate intrinsic value of options currently exercisable is $2.8 million.  There were 0.6 million options exercised during the year ended December 31, 2010 and none during the years ended December 31, 2009 and 2008.

Stock compensation expense is recognized on a straight-line basis over the vesting period.  Expense recognized for the years ended December 31, 2010, 2009, and 2008 was $1.2 million, $0.8 million and $0.8 million, respectively.  The weighted average grant-date fair value of stock options for 2010, 2009, and 2008 was $0.64, $0.91, and $1.60, respectively.  As at December 31, 2010 there was $2.2 million of total unrecognized compensation cost related to unvested options, which will be amortized over their remaining vesting period of 1.9 years.

(f)	Stock-based compensation

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2010	2009	2008
Risk-free interest rate	1.8%	1.9%	2.9%
Dividend yield	0%	0%	0%
Volatility	74%	77%	67%
Expected life in years	3.3	6.0	6.0

The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected term of the option award and stock price volatility.  The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior.  Expected volatility is based on the historic volatility of the Company’s stock.  These assumptions involve inherent uncertainties and the application of management judgment.  In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

14.	MONTANA TUNNELS JOINT VENTURE

During 2009, the Company was party to a joint venture agreement with Elkhorn Tunnels, LLC (“Elkhorn”) in respect to the Montana Tunnels mine.  While both the Company and Elkhorn carried a 50% interest in the joint venture, the Company was designated as the operator of the mine.  The Montana Tunnels mine is an open pit mine and mill, which produced gold doré and lead-gold and zinc-gold concentrates.  The joint venture ceased mining at Montana Tunnels on December 5, 2008 and completed milling of stockpiled ore at the end of April 2009; the mine was at that time placed on care and maintenance.  During the third quarter of 2009, the Company entered into an agreement to sell its 50% interest in the Montana Tunnels mine to Elkhorn.

On February 1, 2010, the Company completed the sale of its 100% interest in MTMI, which held the Company’s remaining 50% interest in the Montana Tunnels joint venture to Elkhorn, for consideration of certain promissory notes held by Elkhorn and certain investors in Elkhorn or its affiliates with an aggregate outstanding balance of approximately $9.5 million (the “Elkhorn Notes”) (See Note 8(a)).

Brigus accounted for its 50% interest in the Montana Tunnels joint venture using the equity method, whereby the Company's share of the investees' earnings and losses was included in operations and its investment in the joint venture was adjusted by a similar amount.

Summarized financial information for the Montana Tunnels joint venture is as follows, including a reconciliation of the Company’s equity investment in the venture:

December 31, 2009
Cash and cash equivalents	$256
Other non-cash current assets	1,808
Current assets	2,064
Property, plant and equipment	10,264
Restricted certificates of deposit	16,374
Total assets	28,702

Current liabilities	2,044
Accrued site closure costs	19,778
Other long-term liabilities	–
Total liabilities	21,822

Total equity	6,880
Less: Elkhorn equity interest in Montana Tunnels	(3,440)
Brigus equity investment in Montana Tunnels	$3,440

Summarized results of the operations of the Montana Tunnels joint venture is as follows, including a reconciliation of the Company’s equity earnings in the venture:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Revenue from sale of minerals	$–	$20,422	$92,774
Direct operating costs	–	23,576	67,664
Depreciation and amortization	–	1,282	2,540
Impairment	701	558	–
Accretion expense – accrued site closure costs	–	1,448	1,436
	701	26,864	71,640
Operating (loss) income	(701)	(6,442)	21,134
Interest income	–	78	286
Interest expense	–	(108)	(768)
Net (loss) income	$(701)	$(6,472)	$20,652

Less: Elkhorn equity share of net (loss) income	–	(3,236)	10,326
Brigus equity (loss) income in Montana Tunnels	$(701)	$(3,236)	10,326

15.	HUIZOPA SALES AGREEMENT

On December 23, 2010, the Company entered into an agreement to sell 100% of Minera Sol de Oro and Minas de Argonautas, including the joint venture in the Huizopa Project (collectively, “Huizopa”) to Cormack Capital Group, LLC (“Cormack”).  Under the terms of the agreement, to complete the sale Cormack will be required to pay $3.5 million, payable in six escalating annual installments of $0.05 million, $0.15 million, $0.3 million, $0.5 million, $1.0 million and $1.5 million (“the Annual Payments”) commencing in June 2011 with the final installment due in June 2016.  The Company retains a 3% Net Smelter Royalty (“NSR”) over future production from the Huizopa Project which  Cormack can reduce to 2% by making a US$1.0 million payment to the Company.  Cormack may also elect to pay up to 40% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian national stock exchange.  In addition, Brigus is entitled to received a production bonus payment of $5.0 million within one year of the commencement of commercial production at the Huizopa Project.

While the agreement is binding upon Brigus, Cormack has an option until December 31, 2011 to return Huizopa to the Company and retain a 20% carried interest in Huizopa.  Because the sales agreement is not binding on Cormack, the Company has not recorded a sale of Huizopa as of December 31, 2010.  As of December 31, 2010, the Company recorded a $2.4 million impairment of the Huizopa assets.

16.	EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan for all U.S. employees.  Employee benefits under the plan are limited by federal regulations.  All U.S. employees are eligible to participate on their date of hire.  The Company currently matches 50% of the first 6% invested beginning three months after hire date.  The vesting schedule is typically two years.

The amounts charged to earnings for the Company’s defined contribution plan the years ended December 31, 2010, 2009, and 2008 was $0.02 million, $0.3 million and $0.3 million, respectively.

17.	INTEREST EXPENSE

For the years ended December 31, interest expense consists of:

	2010	2009	2008
Accretion on convertible debentures	$524	$1,433	$4,382
Amortization of debt discount	6,447	2,719	–
Amortization of deferred financing costs	351	87	160
Capital leases and other	4,584	3,806	326
Capitalized interest	(436)	–	–
	$11,470	$8,045	$4,868

For the year ended December 31, 2010, the Company capitalized $0.4 million interest in connection with the development of the Black Fox underground mine.

18.	INCOME TAXES

The Company recorded a tax benefit of $1.5 million, $0.1 million and $2.4 million for the years ended December 31, 2010, 2009 and 2008, respectively, for the issuance of flow-through shares, but recorded no other recovery for income taxes as the net loss carry forwards are fully offset by a valuation allowance.

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2010	2009	2008
Statutory tax rate	28.98%	30.72%	30.67%
Provision for (recovery of) income taxes computed at standard rates	$(19,853)	$(18,961)	$(361)
Differences due to foreign tax rates	1,649	(330)	1,026
Prior year over/under accrual	5,315	(3,372)	3,737
Change in valuation allowance	(3,867)	29,340	(14,155)
Sale of previously unrecognized tax attributes	16,605	–	–
Permanent differences and other	(1,381)	(6,750)	7,373
	$(1,532)	$(73)	$(2,380)

The tax effects of temporary differences that would give rise to significant portions of the future tax liabilities at December 31, were as follows:

	2010	2009
Deferred Tax Assets
Net operating losses carried forward	$50,458	$47,982
Deductible temporary differences and other	21,531	25,995
Exploration and development expenses	7,754	4,723
Property, plant and equipment	2,343	83
Accrued site closure costs	1,788	4,986
	83,874	83,769
Deferred Tax Liabilities
Capital lease obligations	949	1,004
Exploration and development expenses	15,096	–
Other	2,379	1,996
	18,424	3,000
Less: Valuation allowance	(78,206)	(82,073)
Net future income tax liabilities	$12,756	$1,304

Utilization of the net operating losses carried forward and the foreign exploration and development expenses are subject to limitations.  The Company has placed a full valuation allowance on its excess tax assets due to a lack of past taxable profits.  It does not believe significant income tax obligations will occur in the near future.  At December 31, 2010, the Company has the following unused tax losses available for tax carryforward purposes:

	Canada	Mexico	Dominican Republic	United States of America	Total
2013	$–	$2,641	$–	$–	$2,641
2014	4,263	2,848	126	–	7,237
2015	7,576	1,989	138	–	9,703
2016	–	4,216	–	–	4,216
2017	–	6,022	–	–	6,022
2018	–	5,140	–	936	6,076
2019	–	4,194	–	4,897	9,091
2020	–	2,091	–	–	2,091
2021	–	282	–	–	282
2022	–	–	–	5,734	5,734
2023	–	–	–	4,583	4,583
2024	–	–	–	4,315	4,315
2025	–	–	–	10,721	10,721
2026	5,977	–	–	2,043	8,020
2027	5,608	–	–	289	5,897
2028	11,057	–	–	15	11,072
2029	–	–	–	748	748
2030	73,711	–	–	770	74,481
	$108,192	$29,423	$264	$35,051	$172,930

Tax loss carryforwards in Brazil of $1.2 million have no expiration date, however, the use of tax loss carryforwards is restricted  to 30% of annual taxable income.

The Company recognizes benefits from uncertain tax positions only if it is more likely than not that those the tax positions will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.  The Company has historically not recognized any liabilities for uncertain tax positions

Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company’s financial statements.  In addition, any future changes in the unrecognized tax benefit will have no impact on the effective tax rate due to the existence of a full valuation allowance.

Gross unrecognized tax benefits as of December 31, 2010 were zero, and there were no additions to gross unrecognized tax benefits for tax positions of the current or prior years during the year ended December 31, 2010.  There were also no reductions to gross unrecognized tax benefits due to settlements with tax authorities or due to statute of limitations during the years ended December 31, 2010, 2009, and 2008.  There were also no reductions to gross unrecognized tax benefits due to settlements with tax authorities or due to statute of limitations during the years ended December 31, 2010, 2009 and 2008.

The Company and one or more of its subsidiaries file income tax returns in Canada, Mexico, Dominican Republic, United States, and the state of Colorado.  The Company is generally not subject to examinations that could create a tax liability for tax years before 2002 by the Canada Revenue Agency.  The U.S. Federal tax return has a three year statute of limitations.  The Colorado state income tax return has a four year statute of limitations.  The U.S. return for tax years ending on or after December 31, 2006 and the Colorado return for years ending on or after December 31, 2005 are subject to examination by the relevant taxing authority.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  There were no such amounts accrued as of December 31, 2010 and 2009.  Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. These amounts will be disclosed should they arise.

19.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted EPS is calculated to reflect the dilutive effect of exercising outstanding warrants and stock options and of conversion of convertible debentures by applying the treasury stock method.

Earnings (loss) used in determining EPS are presented below for the years ended December 31.

	2010		2009	2008
Net (loss) income		$(66,962)	$(61,650)	$1,202
Weighted average number of shares, basic		116,515,660	61,351,119	46,264,679
Dilutive securities:
Options		–	–	62,364
Warrants		–	–	6,707,764
Weighted average number of shares, diluted		116,515,660	61,351,119	53,034,808
Basic and diluted earnings (loss) per share		$(0.57)	$(1.00)	$0.02

Options and warrants outstanding but not included in computation of diluted weighted average number of shares (“OWNI”) because the strike prices exceeded the average price of the common shares		18,619,530	7,952,924	12,780,393
Average exercise price of OWNI		$2.27	$2.47	$2.37
Shares issuable for convertible debentures excluded from calculation of EPS because their effect would have been anti-dilutive		–	2,145,000	3,719,050
Average conversion price of anti-dilutive convertible securities	$	n/a	$2.00	$2.00

Due to net losses for the years ended December 31, 2010 and 2009, an additional 32.5 million and 44.4 million warrants and stock options, respectively, were excluded from the EPS computation because their effect would have been anti-dilutive.

20.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and commodity risk.  Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity balance.

The capital structure of the Company consists of current and long-term debt and equity attributable to common shareholders, comprising issued common stock, additional paid-in-capital, and accumulated deficit.

(b)	The estimated fair values of the Company’s financial instruments were as follows:

	December 31,
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Derivative instruments - Assets	$–	$–	$6,805	$6,805
Restricted cash	16,379	16,379	6,731	6,731
Accounts receivable and other	3,379	3,379	1,690	1,690
Investments	4,476	4,600	1,036	1,121

Accounts payable	15,752	15,752	6,789	6,789
Accrued liabilities	5,334	5,334	2,129	2,129
Derivative instruments - Liabilities	–	–	44,225	44,225
Long-term debt
Current portion of long-term debt	29,525	30,787	34,860	38,361
Non-current portion of long-term debt	15,879	15,879	48,909	52,922
Equity-linked financial instruments	42,742	42,742	27,318	27,318

(c)	Market risk

The Company’s principal business includes the sale of gold.  Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices.  Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions.

Due to the nature of the precious metals market, the Company is not dependent on a significant customer to provide a market for its refined gold.  While the Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts, it does not generally hedge its future gold production.  On February 20, 2009, in order to meet certain loan criteria of the Project Facility, the Company entered into certain forward sales contracts.  See Note 6 for details.  Additionally, the Company sold a portion of its future production as part of a gold stream agreement.  See Note 10 for details.  For the year ended December 31, 2010, the sensitivity of the Company’s net income to a 10% change in gold prices would have impacted net income by $19.1 million for a 10% increase or decrease in the price of gold.

(d)	Credit risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company.  The Company’s credit risk is limited to cash, trade receivables, restricted cash, restricted certificates of deposit, auction rate securities and notes receivable in the ordinary course of business.  Cash, restricted cash, restricted certificates of deposit and auction rate securities are placed with high-credit quality financial institutions.  The Company sells its metal production exclusively to large international organizations with strong credit ratings.  The balance of trade receivables owed to the Company in the ordinary course of business is not significant.  The fair value of accounts receivable approximates carrying value due to the relatively short periods to maturity on these instruments.  Therefore, the Company is not exposed to significant credit risk.  Overall, the Company’s credit risk has not changed significantly from 2009 with the exception of the notes receivable described in Note 8(a) and Note 14.

The Company assesses quarterly whether there has been an impairment of the financial assets of the Company.  The Company has not recorded an impairment on any of the financial assets of the Company during the year ended December 31, 2010.  Brigus continues to maintain a portion of its investments in ARS, which are floating rate securities that are marketed by financial institutions with auction reset dates at 28 day intervals to provide short-term liquidity.  All ARS were rated AAA when purchased, pursuant to Brigus’s investment policy at the time.  Auction rate securities are no longer permitted to be purchased under the Company’s current investment policy.  Beginning in August 2007, a number of auctions began to fail and the Company is currently holding ARS with a par value of $1.5 million which currently lack liquidity.  All of Brigus’s ARS have continued to make regular interest payments.  Brigus’s ARS were downgraded to Aa during the second quarter of 2008.  If uncertainties in the credit and capital markets persist or Brigus’s ARS experience further downgrades, the Company may incur additional impairments, which may continue to be judged other than temporary.  Brigus believes that the current illiquidity of its ARS will not have a material impact on Brigus’s financial condition.

The Company’s maximum exposure to credit risk is represented by the carrying amount on the balance sheet of cash, trade receivables, restricted cash, restricted certificates of deposit, auction rate securities and notes receivable.  There are no material financial assets that the Company considers to be past due.

(e)	Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.  The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change.  These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets.  As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

Trade payables and accrued liabilities are paid in the normal course of business generally according to their terms.  As at December 31, 2010, after giving effect to all consents and waiver letters given by the Project Facility lender, the Company is in compliance with its debt covenants.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

	Payments Due by Period As of December 31, 2010					As of December 31, 2009
	Within 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total	Total
Bank indebtedness, accounts payable and accrued liabilities	$21,086	$–	$–	$–	$21,086	$9,246
Long-term debt (Note 11)	32,139	14,966	2,232	–	49,337	93,895
Operating lease obligations	656	728	57	–	1,441	442
Capital expenditures	21,819	496	–	–	22,315	–
	$75,700	$16,190	$2,289	$–	$94,179	$103,583

(f)	Currency risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include:  Canadian dollar restricted cash, restricted certificates of deposit, and accounts payable.  For the year ended December 31, 2010, the sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $1.9 million for a 10% increase or decrease in the Canadian dollar.

(g)	Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments.  As of December 31, 2010, the Company’s significant outstanding borrowings consist of $22.0 million under the Project Facility (Note 11(a)).  Amounts outstanding under the Project Facility accrue interest at a floating rate based on LIBOR plus 7.0%.  The average monthly LIBOR rates charged to the Company on the Project Facility during the year ended December 31, 2010 was 0.3%.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  The weighted average interest rates paid by the Company on its outstanding borrowings during the year ended December 31, 20010 was 7.7%.

For the year ended December 31, 2010, a 100 basis point increase or decrease in interest rates would have impacted net income by $0.5 million on the amount of interest expense recorded during those periods.

(h)	Fair value estimation

The fair value of financial instruments that are not traded in an active market (such as derivative instruments) is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions, with the exception of auction rate securities and notes receivable.  The valuation method of the Company’s ARS investments is described in Note 8(b).  The valuation method of the Company’s notes receivable acquired during the year ended December 31, 2010 is described in Note 8(a).

The carrying value less impairment provision, if necessary, of restricted cash, restricted certificates of deposit, investments, trade receivables, trade payables, notes payable and other debt approximate their fair values.  As of December 31, 2010, the Project Facility has an outstanding balance of $22.0 million (fair value) while the carrying amount includes a reduction for the unamortized discount of $1.3 million.

21.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As at December 31, 2010, the Company had approximately $22.3 million of contractual commitments consisting of (1) $7.5 million associated with the capital program to develop the underground mine at Black Fox and (2) $14.8 million of contracted commitments for the development of the Goldfields Project.

(b)	Royalties

Certain of the Company’s mineral properties are subject to royalty obligations based on minerals produced from the properties.  The Black Fox current reserves are not subject to royalty obligations.  Royalty obligations for the Grey Fox, Pike River, and Goldfields properties may arise upon mine production.

(c)	Environmental

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

(d)	Mexican mining tax

The Company was advised that a local state government in Mexico had approved a mining tax on the Company of approximately $5.2 million (MXN 64.1 million) and initiated a procedure attempting to collect this amount.  After consultation with legal advisors in Mexico, the Company initiated an injunction against the procedure.  The Company, after consultation with its legal advisors, believes the local mining tax will be suspended by the court and there will be no obligation to the Company.  Accordingly, no liability has been recorded as of December 31, 2010.

(e)	Litigation and claims

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business.  The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

On September 4, 2009, Joe Green and companies owned or controlled by him, including a Mexican company named Minas de Coronado, S. de R.L. de C.V., with whom the Company’s Mexican subsidiary, Minera Sol de Oro, S.A. de C.V., has a joint venture relationship at the Huizopa exploration project in the State of Sonora, Mexico, filed a complaint against the Company in the United States District Court for the District of Nevada.  In that complaint, Mr. Green alleged, among other things, that the Company and Minera Sol de Oro had breached various agreements and alleged fiduciary duties and had failed to recognize Minas de Coronado’s right to a joint venture interest in the Huizopa exploration project, and asked the Court to undo the parties’ 80/20 joint venture arrangement and compel the return of the Huizopa exploration project properties to Mr. Green’s companies.

On October 5, 2009, the Company filed a motion to dismiss the complaint and to compel arbitration or, in the alternative, to stay proceedings pending the conclusion of an arbitration.  On March 2, 2010, the court held a hearing on that motion and on March 9, 2010, the court granted the Company’s motion and dismissed the action.  On April 8, 2010, Mr. Green appealed the March 9, 2010 Nevada District Court decision to the Ninth Circuit Court of Appeals.  On June 18, 2010, Mr. Green and Brigus filed a dismissal with prejudice agreement with the Ninth Circuit, requesting an order dismissing the lawsuit with prejudice.  The Ninth Circuit issued that order on October 25, 2010.  Under the Court’s order, either party could submit their dispute to arbitration, but neither Mr. Green nor the Company has filed an arbitration.  In the event Mr. Green were to file an arbitration proceeding, management would vigorously defend the Company against those claims.

On December 23, 2010, in conjunction with the agreement to sell the Huizopa properties (Note 15), Mr. Green signed an agreement with the Company whereby Mr. Green and the Company released each other from any and all complaints, claims or legal actions.

(f)	Indemnification obligations

The Company is subject to certain indemnification obligations relating to the sale of certain legacy assets in Nevada.  At this time, the Company is unable to predict what cost there will be related to such indemnification obligations.

22.	LEASE COMMITMENTS

Minimum lease payments under non-cancelable operating leases at December 31, 2010 were as follows:

Operating Leases
2011	$656
2012	465
2013	263
2014	52
2015	5
$1,441

Rent expense under non-cancelable operating leases was $0.4 million, $2.1 million, and $0.1 million for 2010, 2009, and 2008, respectively.  The current portion of the capital lease obligations is included in current portion of debt and the long-term portion is included in long-term portion of debt in the consolidated balance sheets.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Net changes in non-cash operating working capital items for the years ended December 31 are:

	2010	2009	2008
(Increase) decrease in:
Accounts receivable and other	$(2,101)	$(546)	$(1,112)
Prepaids	858	826	354
Inventories	(5,291)	(8,189)	–
Increase (decrease) in:
Accounts payable	8,417	4,642	310
Accrued liabilities	319	1,656	(1,186)
	$2,202	$(1,611)	$(1,634)

(b)	Non-cash transactions for the years ended December 31 are:

	2010	2009	2008
Increase in property, plant and equipment due to assets acquired via issuance of trade and notes payable	$12,602	$14,709	$11,941
Increase in prepaid assets due to financing a portion of the Company’s insurance program via the issuance of notes payable	1,232	785	416
Decrease in accrued liabilities via the issuance of common shares of the Company	423	-	-
Increase in contributed surplus for the issuance of share purchase warrants to the Banks in connection with the Project Facility (Note 11(a)) and a corresponding decrease in debt for the debt discount	-	7,395	-
Increase in property, plant and equipment for capitalized expenses at Black Fox due to increase in equity related to issuance of shares in connection with the Bridge Facility	-	-	2,907
Non-cash transactions resulting from the Linear acquisition via the issuance of common shares, warrants and options
Increase in current assets excluding cash	284	-	-
Increase in property, plant and equipment	62,892	-	-
Increase in restricted certificates of deposit	35	-	-
Increase in current liabilities	(3,388)	-	-
Increase in long-term liabilities	(1,614)	-	-
Increase in future income tax liability	(10,580)	-	-
Increases in financial statement components related to the acquisition of the Black Fox mill in 2008:
Equity due to the issuance of common shares for services rendered related to acquisition financing costs	-	-	351
Accrued site closure costs due to the assumption of a related reclamation liability	-	-	1,210
Increase in future income tax liability	-	-	447

24.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during each of the years in the three-year period ended December 31, 2010:

	2010	2009	2008
Legal fees paid to two law firms, a partner of which was a director or officer of the Company	$555	$428	$512
Reimbursement for services provided to Linear Metals Corporation	67	-	-

These transactions are measured at the exchange amount which is the consideration established and agreed to by the related parties.  The Company has an agreement with Linear Metals Corporation whereby the Company provides management services and office space in Halifax.  During 2010, two directors participated in flow-through offerings (Note 13(a)) and purchased 110,000 common shares of the Company.  During 2008, six officers and directors of the Company participated in the July 2008 Unit Offering (Note 13(c)(ii)) and purchased 315,000 Units comprised of 315,000 common shares of the Company and 157,500 warrants to purchase common shares of the Company.

25.	SEGMENTED INFORMATION

Brigus owns and operates the Black Fox mine and mill and its adjacent Grey Fox and Pike River exploration properties.  Additionally, Brigus owns the Goldfields development project in Canada and other exploration properties in Mexico (Ixhuatan and Huizopa) and the Dominican Republic.  Prior to June 30, 2010, the Company only reported Black Fox as a segment and included Huizopa within Corporate and Other as a segment.  As a result of the Arrangement, the Company has expanded its reportable segments.  The reportable segments have been determined at the level where decisions are made on the allocation of resources and capital and where performance is measured.  The financial information for Montana Tunnels assets and liabilities as of December 31, 2009 and the results of operations for the years ended December 31, 2010, 2009, and 2008 are reported under the equity investment method as a result of the joint venture agreement (see Note 14) and is presented within Corporate.  In the year ended December 31, 2010 and 2009, two customers accounted for 100% of revenues.  These customers were the counter-parties to the Company’s gold forward sales contracts (Note 6).  For December 31, 2010 and 2009, respectively, one customer accounted for approximately 77% and 67% of revenues, while the other customer accounted for approximately 23% and 33% of revenues.

Amounts as at December 31, 2010 are as follows:

	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Current assets	$14,067	$64	$38	$26,209	$40,378
Property, plant, and equipment	134,467	40,833	23,010	113	198,423
Restricted certificates of deposit	17,984	–	–	44	18,028
Other long-term assets	3,552	–	–	1,036	4,588
Total assets	$170,070	$40,897	$23,048	$27,402	$261,417

Current liabilities	$49,434	$305	$4	$7,048	$56,791
Debt and other long-term liabilities	15,879	1,614	–	377	17,870
Equity-linked financial instruments	–	–	–	42,742	42,742
Deferred revenue, long-term portion	50,120	–	–	–	50,120
Accrued site closure costs	5,307	–	–	–	5,307
Future income tax liabilities	459	11,081	–	1,216	12,756
Total liabilities	$121,199	$13,000	$4	$51,383	$185,586

Amounts as at December 31, 2009 are as follows:

	Black Fox	Corporate and Other	Total
Current assets	$14,020	$4,945	$18,965
Derivative instruments – long-term	–	4,844	4,844
Property, plant, and equipment	113,167	3,004	116,171
Investment in Montana Tunnels joint venture	–	3,440	3,440
Other long-term assets	14,798	1,043	15,841
Total assets	$141,985	$17,276	$159,261

Current liabilities	$36,153	$20,524	$56,677
Derivative instruments	–	31,654	31,654
Equity-linked financial instruments	–	27,318	27,318
Accrued site closure costs	5,345	–	5,345
Debt and other long-term liabilities	50,213	483	50,696
Total liabilities	$91,711	$79,979	$171,690

Amounts for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended December 31, 2010
	Black Fox Canada	Goldfields Project Canada		Other Exploration Properties		Corporate	Total
Revenue from sale of gold	$85,935		$–		$–	$–	$85,935
Direct operating costs	41,265		–		–	–	41,265
Depreciation and amortization	13,628				–	44	13,672
Accrued site closure costs – accretion expense	646		–		–	–	646
General and administrative expenses	–		–		–	12,647	12,647
Impairment on exploration property	–		–		2,414	–	2,414
Exploration and business development	5,463		1,161		879	–	7,503
	61,002		1,161		3,293	12,691	78,147
Operating income (loss)	24,933		(1,161)		(3,293)	(12,691)	7,788
Interest income	–		–		–	283	283
Interest expense	(10,531)		–		–	(939)	(11,470)
Loss on modification of debentures	–				–	(513)	(513)
Linear acquisition costs	–		–		–	(3,338)	(3,338)
Fair value change on equity-linked financial instruments	–		–		–	(7,958)	(7,958)
Loss on derivative instruments	–		–		–	(51,811)	(51,811)
Foreign exchange gain (loss) and other	93		–		–	(867)	(774)
Income (loss) before income taxes and equity earnings in Montana Tunnels joint venture	$14,495		$(1,161)		$(3,293)	$(77,834)	$(67,793)

Investing activities
Property, plant and equipment expenditures	$22,763	$		$		$148	$22,911

	Year Ended December 31, 2009
	Black Fox	Corporate and Other	Total
Revenue from sale of gold	$47,008	$–	$47,008
Direct operating costs	26,126	–	26,126
Depreciation and amortization	6,940	38	6,978
Accrued site closure costs – accretion expense	369	–	369
General and administrative expenses	–	4,875	4,875
Exploration and business development	1,185	775	1,960
	34,620	5,688	40,308
Operating income (loss)	12,388	(5,688)	6,700
Interest income	–	195	195
Interest expense	(6,484)	(1,561)	(8,045)
Debt transaction costs	–	(1,249)	(1,249)
Loss on modification of debentures	–	(1,969)	(1,969)
Fair value change on equity-linked financial instruments	–	(10,720)	(10,720)
Loss on derivative instruments	–	(43,775)	(43,775)
Foreign exchange gain and other	–	376	376
Income (loss) before income taxes and equity earnings in Montana Tunnels joint venture	$5,904	$(64,391)	$(58,487)

Investing activities
Property, plant and equipment expenditures	$55,591	$–	$55,591

	Year Ended December 31, 2008
	Black Fox	Corporate and Other	Total
Revenue from sale of gold	$–	$–	$–
Depreciation and amortization	–	100	100
General and administrative expenses	–	3,696	3,696
Exploration and business development	2,798	2,719	5,517
	2,798	6,515	9,313
Operating loss	(2,798)	(6,515)	(9,313)
Interest income	–	238	238
Interest expense	–	(4,868)	(4,868)
Debt transaction costs	–	(190)	(190)
Gain on derivative instruments	–	3,958	3,958
Foreign exchange loss and other	–	(1,329)	(1,329)
Loss before income taxes and equity earnings in Montana Tunnels joint venture	$(2,798)	$(8,706)	$(11,504)

Investing activities
Property, plant and equipment expenditures	$45,070	$42	$45,112

26.	DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP

The Company prepares its consolidated financial statements in accordance with U.S. GAAP.  The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with Canadian GAAP at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009, and 2008.

Material variances between financial statement items under U.S. GAAP and the amounts determined under Canadian GAAP are as follows:

	2010	2009
Total assets in accordance with U.S GAAP	$261,417	$159,261
Bank indebtedness (e)	–	(328)
Montana Tunnels joint venture (b)	–	10,911
Black Fox development costs(c)	23,328	27,674
Development costs(c)	1,272	–
Convertible debentures (d)	–	(485)
Deferred stripping costs (h)	5,241	–
Total assets in accordance with Canadian GAAP	$291,258	$197,033

Total liabilities in accordance with U.S. GAAP	$185,586	$171,690
Bank indebtedness (e)	–	(328)
Montana Tunnels joint venture (b)	–	10,911
Convertible debentures (d)	–	(86)
Income taxes related to flow-through share issuance (e) and other	(1,563)	(869)
Equity-linked financial instruments (g)	(42,742)	(27,318)
Total liabilities in accordance with Canadian GAAP	$141,281	$154,000

Total shareholders’ equity (deficiency) in accordance with U.S. GAAP	$75,831	$(12,429)
Financing costs (a)	(98)	(485)
Montana Tunnels joint venture (b)	–	–
Black Fox development costs (c)	23,426	27,674
Development costs (c)	1,272	–
Convertible debentures (d)	–	86
Income taxes related to flow-through share issuance (e) and other	1,563	869
Equity-linked financial instruments (g)	42,742	27,318
Deferred stripping costs (h)	5,241	–
Total shareholders’ equity in accordance with Canadian GAAP	$149,977	$43,033

Total shareholders’ equity and liabilities in accordance with Canadian GAAP	$291,258	$197,033

Under Canadian GAAP, the components of shareholders’ equity would be as follows:

	2010	2009
Share capital	$349,849	$202,925
Equity component of convertible debentures	–	584
Contributed surplus	52,680	36,051
Deficit	(252,552)	(196,527)
Total shareholders’ equity in accordance with Canadian GAAP	$149,977	$43,033

Under Canadian GAAP, the net (loss) income and net (loss) income per share would be adjusted as follows:
	Year ended December 31,
	2010	2009	2008
Loss before equity loss in Montana Tunnels joint venture for the year, based on U.S. GAAP	$(66,261)	$(58,414)	$(9,124)
Financing costs (a)	351	(485)	160
Black Fox development costs (c)	(4,213)	(1,485)	2,332
Development costs (c)	1,272	–	–
Convertible debentures (d)	(398)	(550)	396
Deferred stripping costs (h)	5,241	–	–
Income taxes (e)	726	116	(523)
Equity-linked financial instruments (g)	7,958	10,720	–
(Loss) income from continuing operations for the year based on Canadian GAAP	(55,324)	(50,098)	(6,759)
Equity loss in Montana Tunnels joint venture, under U.S. GAAP	(701)	(3,236)	10,326
Montana Tunnels joint venture (b)	–	(2,117)	(1,971)
(Loss) income from discontinued operations for the year based on Canadian GAAP (b)	(701)	(5,353)	8,355
Net (loss) income for the year based on Canadian GAAP	$(56,025)	$(55,451)	$1,596
Comprehensive (loss) income	$(56,025)	$(55,451)	$1,596
Basic and diluted (loss) earnings per share in accordance with Canadian GAAP:
Continuing operations	$(0.47)	$(0.81)	$(0.14)
Discontinued operations	(0.01)	(0.09)	0.17
Net (loss) earnings per share, basic and diluted – Canadian GAAP	$(0.48)	$(0.90)	$0.03

Under Canadian GAAP, the consolidated statements of cash flows would be adjusted as follows:

	Year ended December 31,
	2010	2009	2008
Cash (used in) provided by operating activities based on U.S. GAAP	$(11,425)	$3,391	$2,710
Montana Tunnels joint venture (b)	–	1,214	2,101
Deferred stripping costs (h)	5,241	–	–
Development costs (c)	1,272	–	2,332
Cash (used in) provided by operating activities based on Canadian GAAP	(4,912)	4,605	7,143
Cash (used in) provided by investing activities based on U.S. GAAP	(19,809)	(57,986)	(41,880)
Montana Tunnels joint venture (b)	–	(13)	(2,504)
Exploration and costs (c)	(1,272)	–	(2,332)
Deferred stripping costs (h)	(5,241)	–	–
Restricted cash for Canadian flow-through expenditures (e)	(4,295)	1,210	(127)
Cash used in investing activities based on Canadian GAAP	(30,617)	(56,789)	(46,843)
Cash provided by financing activities based on U.S. GAAP	37,956	55,046	39,078
Montana Tunnels joint venture (b)	–	(1,201)	403
Cash provided by financing activities based on Canadian GAAP	37,956	53,845	39,481
Effect of exchange rate changes on cash	(297)	(451)	(1,242)
Net cash (outflow) inflow in accordance with Canadian GAAP	2,130	1,210	(1,461)
Cash, beginning of year in accordance with Canadian GAAP	4,295	3,085	4,546
Cash, end of year in accordance with Canadian GAAP	$6,425	$4,295	$3,085

(a)	Financing costs

Under U.S. GAAP, debt financing costs are capitalized and amortized over the term of the related debt.  Under Canadian GAAP, the Company expenses debt financing costs when they are incurred.

(b)	Montana Tunnels joint venture

Under U.S. GAAP, the Company has accounted for its 50% interest in the Montana Tunnels joint venture (“Montana Tunnels”) using the equity method whereby the Company's share of Montana Tunnels earnings and losses is included in operations and its investments therein are adjusted by a similar amount.

Under Canadian GAAP, the Montana Tunnels joint venture is included in discontinued operations.

(c)	Capitalization of Development Costs

On April 14, 2008, the Company filed a Canadian National Instrument 43-101 prepared to U.S. standards and on April 24, 2008, the Company’s Board of Directors approved a plan authorizing management to proceed with development of Black Fox.  Therefore, effective April 24, 2008, under U.S. GAAP, mining development costs at Black Fox are capitalized.  Development costs incurred prior to April 24, 2008 were expensed as incurred under U.S. GAAP.

Under Canadian GAAP, mining development costs at Black Fox have been capitalized from inception.  Accordingly, for Canadian GAAP purposes, a cumulative increase in property, plant and equipment of $23.8 million has been recorded as at December 31, 2010 and additional depreciation expense of $3.2 million has been recorded for the year then ended.

Further under Canadian GAAP, development costs at the Goldfields Project and Ixhuatan are capitalized from the commencement of development.  Under U.S. GAAP, these costs are expensed as incurred until commercially minable proven and probable reserves are identified.  Accordingly, for Canadian GAAP purposes, a cumulative increase in property, plant and equipment of $1.3 million has been recorded as at December 31, 2010.

(d)	Convertible debentures

Under Canadian GAAP, convertible debentures would have been recorded as compound financial instruments including detachable note warrants.  On issuance, under U.S. GAAP, the detachable note warrants are similarly treated as an equity instrument with the remainder of the convertible debentures treated as a liability.  Further, under U.S. GAAP, the beneficial conversion features determined using the effective conversion prices based on the proceeds allocated to the convertible debentures is allocated to additional paid-in capital.  This discount on the debenture is recognized as additional interest expense immediately as the debt is convertible at the date of issuance.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

(e)	Flow-through common shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  Under U.S. GAAP, the proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of a deferred tax liability and the liability recognized on issuance.

Under Canadian GAAP, the Company has accounted for the issue of flow-through shares using the deferral method in accordance with Canadian GAAP.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.  These funds are not considered restricted under Canadian GAAP.  As at December 31, 2010, unexpended flow-through funds were $11.2 million (December 31, 2009 – $4.6 million).

(f)	Income taxes

While tax accounting rules are essentially the same under both U.S. and Canadian GAAP, tax account differences can arise from differing treatment of various assets and liabilities.  For example, certain mine developments cost are capitalized under Canadian GAAP and expensed under U.S. GAAP, as explained in (c) above.  An analysis of these differences indicates that there are larger potential tax benefits under U.S. GAAP than under Canadian GAAP but a valuation allowance has been applied to all amounts as of December 31, 2010.

(g)	Equity-linked financial instruments not indexed to the Company’s own stock

Under U.S. GAAP, effective January 1, 2009, an equity-linked financial instrument would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  As of December 31, 2010, 2009 and January 1, 2009, the Company had 40.2 million, 26.0 million and 16.2 million outstanding warrants to purchase common shares of the Company, respectively, that were either (a) denominated in a currency (Canadian dollars) other than its functional currency (US dollars) or (b) subject to a potential strike-price adjustment (the warrants issued November 8, 2006 were exercisable at $0.704 as of January 1, 2009) (see Note 4(t)).  As such, these warrants are not considered to be indexed to the Company’s own stock, and are thereby required to be accounted for separately as derivative instruments, rather than as equity instruments.

Under Canadian GAAP, these warrants are accounted for as equity instruments, with their fair value upon issuance recognized as additional paid-in capital.

(h)	Deferred stripping costs

Under U.S. GAAP, stripping costs incurred during the production phase of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred.  Under Canadian GAAP, stripping costs that represent a betterment to the mineral property are capitalized and amortized using the units-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces.

(i)	International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed that International Financial Reporting Standards will replace Canadian standards and interpretations on January 1, 2011 for publicly listed entities.  As discussed in Note 4, the Company is adopting IFRS.  The Company’s first consolidated financial statements presented in accordance with IFRS will be for the three month period ended March 31, 2011, which will include presentation of its comparative results for fiscal 2010 under IFRS.

27.	SUBSEQUENT EVENTS

(a)	GLR Settlement

On January 25, 2011, Brigus and GLR reached an agreement regarding the reimbursement by Brigus to GLR of amounts owing related to the equipment construction contracts for the Goldfields Project (Note 21(a)).  Pursuant to the agreement, the Company issued 1,396,134 common shares of Brigus to GLR and will make cash payments aggregating $0.06 million.  As of December 31, 2010, the Company recorded a liability of $1.7 million for the settlement and a corresponding increase in property, plant and equipment.

(b)	$50 Million Convertible Debentures

On March 23, 2011, the Company completed a private placement of $50.0 million principal amount of senior unsecured convertible debentures.  The convertible debentures are convertible at $2.45 at any time until they mature.  The convertible debentures mature on March 31, 2016 and bear interest at a rate of 6.5% per annum, payable semi-annually.  After three years, the Company has the option to force conversion of the convertible debentures under certain circumstances.  The broker received a 4.0% commission from the gross proceeds.

The net proceeds will be used to completely repay the Project Facility of $22.1 million principal and interest with the balance used to accelerate exploration drilling at the Company’s Black Fox Complex and Goldfields Project, to undertake an engineering study on the expansion of the Black Fox Mill, and for general working capital purposes.